UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                            THE X-CHANGE CORPORATION
                            ------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)



                                    98371P109
                                    ---------
                                 (CUSIP Number)



                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 John D. Weeden
                               76 Calhoon Terrace
                             San Francisco, CA 94133
                                 (415) 986-1707

                                JANUARY 16, 2002
                                ----------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

- ------------------------------------------- -------------- ---------------------
CUSIP NO. 98371P109                                        PAGE 2  OF  6 PAGES
- ------------------------------------------- -------------- ---------------------

- --------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             John D. Weeden, Trustee u/a/d/ 9/7/93 fbo John D. Weeden
- --------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [ ]
- --------------------------------------------------------------------------------
     3       SEC USE ONLY

- --------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             PF
- --------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(D) OR 2(E)     [  ]

- --------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
- --------------------------------------------------------------------------------
 NUMBER OF        7    SOLE VOTING POWER
   SHARES
BENEFICIALLY           4,178,436 shares (includes shares of Series A Preferred
                       Stock which are convertible BENEFICIALLY into shares of
                       Common Stock).
- --------------------------------------------------------------------------------
  OWNED BY        8    SHARED VOTING POWER
    EACH               0
- --------------------------------------------------------------------------------
  REPORTING       9    SOLE DISPOSITIVE POWER

                       4,178,436 shares (includes shares of Series A Preferred
                       Stock which are convertible into shares of Common Stock).
- --------------------------------------------------------------------------------
 PERSON WITH      10   SHARED DISPOSITIVE POWER

                       0
- --------------------------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,178,436 (includes shares of Series A Preferred Stock which are convertible into shares of Common Stock).
- --------------------------------------------------------------------------------
     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                              |_|

- --------------------------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.4%
- --------------------------------------------------------------------------------
     14           TYPE OF REPORTING PERSON*

                  OO
- --------------------------------------------------------------------------------

Item 1.    Security and Issuer.
- ------     -------------------

           This statement relates to the Common Stock, $.001 value per share (the "Common Stock"), of The X-Change Corporation, a Nevada corporation (the "Issuer"). For purposes of this statement, all issued and presently convertible shares of the Issuer's Series A Preferred Stock shall be deemed to have been converted and all references to the term Common Stock shall include such shares of Preferred Stock on a converted basis. The Issuer maintains its principal executive office at 36 W. 44th Street, Suite 1209, New York, New York 10036.

Item 2.    Identity and Background.
- ------     -----------------------

           (a) This statement is filed by John D. Weeden, in his capacity as Trustee under agreement dated September 7, 1993 for the benefit of John D. Weeden (the "Weeden Trust"), with respect to shares of the Issuer's Common Stock held by him.

           (b) Mr. Weeden's business address is 76 Calhoon Terrace, San Francisco, CA 94133.

           (c)  Mr. Weeden's principal business is securities investment.

           (d) During the past five years, Mr. Weeden has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) During the past five years, Mr. Weeden has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining him from future violations of or prohibiting or mandating activities subject to federal or state securities laws, or finding him in violation of any such laws.

           (f)  Mr. Weeden is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.
- ------     -------------------------------------------------

           Mr. Weeden indirectly owns 4,178,436 through the Weeden Trust, all of which were received in connection with a merger transaction pursuant to which shares of the Issuer's Common Stock and Preferred Stock were received in cancellation of shares of Common Stock and Preferred Stock of Webix Inc., a privately held Florida corporation ("Webix"). The Weeden Trust purchased its shares in Webix Inc. with personal funds.

Item 4.    Purpose of Transaction.
- ------     ----------------------

           The Weeden Trust acquired its shares of the Issuer's Common Stock in connection with a merger transaction pursuant to which shares of the Issuer's Common Stock and Preferred Stock were received in cancellation of shares of Common Stock and Preferred Stock of Webix. The Weeden Trust has no current plans or proposals that would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws which may impede the acquisition of control of the Issuer by any other person; (h) the Common Stock of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934, or (j) any action similar to those specifically enumerated above.

           Although the Weeden Trust has no present plans to purchase additional shares of the Issuer's Common Stock or sell any of his shares of the Issuer's Common Stock, it, either separately or together with others, may seek to purchase additional shares of the Issuer's Common Stock or sell some or all of its shares of the Issuer's Common Stock in the open market or in privately negotiated transactions from or to one or more sellers or purchasers.

           The Weeden Trust further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.    Interest in Securities of the Issuer.
- ------     ------------------------------------

           (a) The number of shares of the Issuer's Common Stock (assuming conversion of all outstanding shares of Preferred Stock of the Issuer) is 77,002,000 and the percentage of the outstanding shares directly beneficially owned by Mr. Weeden is as follows:

                                                             Percentage of
Name                         Number of Shares             Outstanding Shares
- ----                         ----------------             ------------------
The Weeden Trust                 4,178,436                        5.4%

           (b) Mr. Weeden, in his capacity as trustee of the Weeden Trust, has sole power to vote and to direct the disposition of 4,178,436 shares of the Issuer's Common Stock.

           (c) The Weeden Trust has had no transactions in the Issuer's Common Stock during the 60 day period preceding the date of filing of this Schedule 13D.

           (d) No persons other than Mr. Weeden have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer's Common Stock included in this statement.

           (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
           -------------------------------------------------------------

           Mr. Weeden has no contracts, arrangements, understandings or relationships (legal or otherwise) with any other persons with respect to the shares of the Issuer's Common Stock.

Item 7.    Material to be Filed as Exhibits.
- ------     --------------------------------

           None


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


                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   January 24, 2002


                         JOHN D. WEEDEN, TRUSTEE U/A/D 9/7/93 FBO JOHN D. WEEDEN


                                        By:  /s/  John D. Weeden
                                           ---------------------------
                                           John D. Weeden, Trustee




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